

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2015

Sylvain Toutant
Chief Executive Officer
DAVIDsTEA Inc.
5430 Ferrier
Mount-Royal, Quebec, Canada, H4P 1M2

> **Re:** **DAVIDsTEA Inc.**
> **Registration Statement on Form F-1**
> **Amendment No. 2 filed May 18, 2015**
> **File No. 333-203219**

Dear Mr. Toutant:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 1, 2015 letter.

Recent Developments

Preliminary First Quarter Results, page 6

1. We note the inclusion of preliminary financial results as of the fiscal quarter ended May 2, 2015. It appears that the presentation of these preliminary results in isolation provides investors with an incomplete picture of your financial results. Accordingly, we have the following comments:

   - Please advise us why you believe that presenting your estimated increase in sales without providing estimated disclosure regarding changes in other financial statement line items during the same period, such as costs of goods sold or income from operations, is appropriate and does not provide investors with an incomplete picture of your results of operations.

- To the extent you include disclosure regarding your estimated increases in comparable store sales, please discuss the way(s) in which these results are consistent with or different from your results of operations in prior periods. Please also expand your disclosure to explain both quantitatively and qualitatively the factors that you believe have contributed to the increases in comparable store sales. The nature of any unusual or non-recurring items that have impacted or are expected to impact the preliminary results should also be disclosed.

- We note your statement that the final results for the quarter may be materially different than the preliminary results provided in this amendment. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to vary materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented, or explain why the presentation of this information alongside a disclaimer that the preliminary financial information could differ materially provides meaningful disclosure to investors.

Please also confirm your understanding that if, prior to the effective date of your registration statement, more precise numbers become available as you conduct your financial closing procedures for the quarter ended May 2, 2015, or your financial statements for the most recent quarterly period become available, they should be included in your registration statement.

Dilution, page 44

2.   Please tell us why you have changed the narrative description on how you calculate net tangible book value per common share. We remind you that net tangible book value per share as of January 31, 2015 should be that of common equity before any non-equity stock conversions as was noted in comment 7 in our letter dated January 16, 2015. Please also tell us why you removed the narrative explanation around pro forma as adjusted net tangible book value per share. Alternatively, you may revise your filing to reflect a presentation similar to Amendment Number 1 to Form F-1 filed on April 17, 2015.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director